Exhibit 99.1

Press Release Paris, November 29, 2016

Additional Information prior to Extraordinary General

Meetings of December 5, 2016

Additional information – RCF

Technip has obtained confirmation from the majority of the lenders to its € 1 billion Revolving Credit Facility (“RCF”) to a waiver related to the completion of the merger with FMC Technologies so that this facility is available to TechnipFMC after completion of the merger.

Additional information – other

It has been widely reported that the US Department of Justice (“DOJ”) has been examining international oil and gas projects in Brazil. Technip was recently contacted by the DOJ, notably regarding offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which Technip was a minority participant and handed over to clients by 2011. Technip has confirmed its intention to cooperate with the DOJ in its enquiry into potential improper payments. Technip has a clearly stated policy and commitment to conduct its business with integrity, fully in line with its Ethics and Compliance Program.

Additional information – Share buyback program

Termination of current share buyback program

Pursuant to the share purchase agreement entered into by Technip with an investment services provider on August 3, 2016 (see press release of August 4, 2016), which terminated on November 25, 2016, Technip has purchased 3,093,601 Technip shares under its share buyback program.

Implementation of new share buyback program

Technip signed today a new agreement with the same investment services provider for the purchase of up to 74,555 additional Technip shares before December 31, 2016 in furtherance of its share buyback program, in line with its stated policy to neutralize the dilution created by the scrip dividend, provided that the price per share does not exceed the maximum purchase price approved by the Annual General Meeting of April 28, 2015 (i.e. € 65).

Any such additional share bought back by Technip as well as the 3,093,601 shares bought back under the terminated share purchase agreement will be cancelled.

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Technip is a world leader in project management, engineering and construction for the energy industry.

From the deepest Subsea oil & gas developments to the largest and most complex Offshore and Onshore infrastructures, close to 31,000 people are constantly offering the best solutions and most innovative technologies to meet the world’s energy challenges.

Present in 45 countries, Technip has state-of-the-art industrial assets on all continents and operates a fleet of specialized vessels for pipeline installation and subsea construction.

Technip shares are listed on the Euronext Paris exchange, and its ADR is traded in the US on the OTCQX marketplace as an American Depositary Receipt (OTCQX: TKPPY).

Press Release

Analyst and Investor Relations
Aurélia Baudey-Vignaud	Tel.: +33 (0) 1 85 67 43 81, e-mail: abaudeyvignaud@technip.com
Elodie Robbe-Mouillot	Tel.: +33 (0) 1 47 78 43 86, e-mail: erobbemouillot@technip.com

Public Relations
Christophe Bélorgeot	Tel.: +33 1 47 78 39 92
Laure Montcel	Tel.: +33 (0)1 49 01 87 81
Delphine Nayral	Tel.: +33 (0)1 47 78 34 83, e-mail: press@technip.com

More information
Website	http://www.technip.com @TechnipGroup